Credit Suisse Securities (USA) LLC
UBS Securities LLC
As representatives of the several Underwriters
c/o Credit Suisse Securities (USA) LLC
      Eleven Madison Avenue
      New York, New York 10010-3629
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Donna Levy

Re:	NORTH AMERICAN ENERGY PARTNERS INC. REGISTRATION STATEMENT NO. 333-135943
November 17, 2006
Dear Ms. Levy:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Registration Statement on Form F-1 filed on July 21, 2006, as amended, as well as the Preliminary Prospectus dated November 8, 2006, were distributed during the period November 8, 2006, through the date hereof as follows:

Registration Statement	Preliminary Prospectus

6 to 6 Underwriters	Approximately 15,000 to Underwriters and others
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of North American Energy Partners Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 3:30 p.m. on November 21, 2006, or as soon as possible thereafter.

Very truly yours, Credit Suisse Securities (USA) LLC UBS Securities LLC As representatives of the several Underwriters
By:	Credit Suisse Securities (USA) LLC.

By:	/s/ Conrad Rubin
	Name:	Conrad Rubin
	Title:	Director